EXHIBIT a(5)(v)

NEWS RELEASE

Contacts:

Integra LifeSciences Holdings Corporation

Maureen B. Bellantoni                    John Bostjancic
Executive Vice President                 Vice President, Corporate Development
and Chief Financial Officer              and Investor Relations
(609) 936-6822                           (609) 936-2239
maureen.bellantoni@Integra-LS.com        jbostjancic@Integra-LS.com


       INTEGRA LIFESCIENCES ANNOUNCES COMPLETION OF EXCHANGE OFFER FOR ITS
           2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008


Plainsboro,  New  Jersey,  October  2,  2006  -  Integra  LifeSciences  Holdings
Corporation (NASDAQ: IART) announced today that it completed its offer to exchange up to $120 million principal amount of new notes with a "net share settlement" mechanism for its currently outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008.

The exchange offer expired at 5:00 p.m., New York City time, on September 26, 2006. As of the expiration date, an aggregate principal amount of $115,205,000 of old notes had been tendered. All old notes that were properly tendered and not withdrawn have been accepted and exchanged for an equal amount of new notes.

The terms of the new notes are substantially similar to those of the old notes, except that the new notes have a net share settlement feature and will include "takeover protection," whereby Integra will pay a premium to holders who convert their notes upon the occurrence of designated events, including a change in control. The net share settlement feature of the new notes requires that, upon conversion of the new notes, Integra will pay holders in cash for up to the principal amount of the converted new notes, with any amounts in excess of the cash amount settled, at the election of Integra, in cash or shares of Integra common stock. Holders who exchanged their old notes in the exchange offer received an exchange fee of $2.50 per $1,000 principal amount of their old notes.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities of Integra. The solicitation of offers to exchange the 2 1/2% Contingent Convertible Subordinated Notes was made only pursuant to the exchange offer documents, including the Offer to Exchange (as supplemented) and the related Letter of Transmittal that Integra distributed to its noteholders and filed with the Securities and Exchange Commission. Noteholders and investors may obtain a free copy of the Offer to Exchange and other documents filed by Integra with the Securities and Exchange Commission at the Securities and Exchange Commission's website at www.sec.gov or from the information agent, Georgeson Inc., at (212) 440-9800 (banks and brokers) or (866) 482-4943 (all others).

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The new notes were not registered under the Securities Act of 1933, as amended, or any state securities laws, and unless so registered, may not be offered or sold in the United States

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except  pursuant  to an  exemption  from the  registration  requirements  of the
Securities Act of 1933, as amended and applicable state laws.

Integra LifeSciences Holdings Corporation is a diversified medical technology company that develops, manufactures, and markets medical devices for use in a variety of applications. The primary applications for our products are neurosurgery, reconstructive surgery and general surgery. Integra is a leader in applying the principles of biotechnology to medical devices that improve patients' quality of life. Our corporate headquarters are in Plainsboro, New Jersey, and we have manufacturing and research facilities located throughout the world. Please visit our website at (http://www.Integra-LS.com).

SOURCE: INTEGRA LIFESCIENCES HOLDINGS CORPORATION